UNITED STATES

SECURITIES ANS EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 28, 2003

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi Cosi

Quinny

Baby Relax

Babidéal

MonBébé

Bébé Confort

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home Office

Dorel Asia

EXCHANGES

CANADA:

Toronto

Stock Exchange:

DII.A, DII.B

U.S.A.:

NASDAQ:

DIIBF

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL HEADED FOR ANOTHER RECORD YEAR

-  Ampa Group to help propel 2003 growth

-  New Global Initiative to leverage European base and Chinese suppliers

-  Intensified product development creates second half launch blitz

-  Guidance maintained at US$2.45 to US$2.56 per share

Montreal, May 28, 2003―The recent acquisition of the Ampa Group of France will be a key factor creating another record performance for Dorel Industries (TSX: DII.A, DII.B; NASDAQ: DIIBF), despite the sluggish U.S. retail environment. Company President and CEO, Martin Schwartz, today told shareholders that Dorel’s underlying strategy of growth through acquisitions has again proven to be a winning formula in the Company’s continuing success.

“We’re confident that we’ve hit a home run with the purchase of the Ampa Group in Europe and its four widely-known brands. This was clearly underlined in the first quarter. While the soft retail environment affected North American juvenile sales, Ampa’s solid performance in Europe compensated for this. North America continues to account for the vast majority of Dorel’s sales, but our stronger presence in Europe now provides sizeable growth potential and reinforces our operations and marketing at Maxi. Ampa not only broadens our sales, but provides a more diversified retailer base and has already shown that it can buffer weaknesses elsewhere.”

A Global Initiative

Mr. Schwartz added that with the combination of Ampa and Maxi, the Company is encouraged that it can eventually grow its European business close to the size of the current North American juvenile operations. “We intend to leverage our resources to capture this added market share. We’re calling this our global initiative. We’ve coupled our past three years of acquisitions of Safety 1st, Quinny and now Ampa with a highly strategic alliance of a key manufacturer in the Orient. Safety 1st products are now being marketed in Europe while Quinny is introducing its strollers in North America.”

In 2002 Dorel recorded 91% of its sales in North America and 9% in Europe. In 2003 European sales are expected to account for 22% of overall revenues.

As part of the global initiative strategy, China continues to be a growing factor in all of the Company’s operations. A permanent office was opened in Shanghai last year and is headed by a senior, full-time Dorel executive. “We have a very solid game plan and it is fair to say that we are on the leading edge with all of our suppliers there. Some of our competitors are just now coming to the realization of the influence of the Orient. We, on the other hand, are solidly entrenched. This is a most important element in our continuing success,” commented Mr. Schwartz.

A New Focus on Product Development

An important initiative in 2002 was a fresh look at product development, particularly in the Juvenile segment. Weakness in this area was corrected with the creation of the Dorel Design and Development Centre in Canton, Massachusetts. This is generating greater innovation with one highly creative centralized talent pool responsible for the majority of product development. Car seats continue to be developed at the Columbus, Indiana facility. The benefits of these operational improvements are already evident, as a number of new products have been introduced. There will be significant new product roll-outs in the second half this year.

Shareholders were told that a further, extensive financial commitment has been made to product development, allowing for additional resources to enhance the pipeline of innovative and safety-oriented products sold under the Company’s well-known brands in North America and Europe.

Home Furnishings

Despite the on-going challenges in the ready-to-assemble furniture industry, Dorel is winning additional market share, often at the expense of the competition. Ameriwood has been aggressive in recruiting additional key sales, marketing and design personnel poised to open new distribution channels. Several new accounts have been secured and others are expected to follow. Ameriwood also has one of the strongest balance sheets in the industry. Both Cosco Home & Office and Dorel Asia are poised for growth with new, innovative line-ups, including a third generation of the highly popular leather recliner introduced last year by Dorel Asia. Many of these products are in the opening price point range and generally sell well, but particularly when the economy is sluggish.

A Strong Financial Base

In 2002 cash flow from operations was US$127 million, an increase of US$80 million over 2001. This improved cash flow management, combined with a share issuance decreased total debt net of cash, by US$178 million to only US$39 million by year end.

The debt to total assets ratio dropped from 0.38 in 2001 to 0.05 at the end of 2002 while the debt to equity ratio improved to 0.26 from 1.11 in 2001. These ratios are the lowest that they have been since the Company became publicly traded in 1987. While the Ampa acquisition increased debt levels in the first quarter of 2003, and were much higher than at year-end, the debt to equity and debt to total assets ratios were still improved year over year.

Dorel CFO, Jeffrey Schwartz, said the Company’s strong balance sheet, young dynamic management team and a more geographically diverse group of companies provide a strong foundation for growth.

“You can be sure that we will continue to seek ways to improve Dorel within our existing divisions. But you can also be sure that we will be seeking to add companies that are a good fit for our existing businesses. As our acquisition of Ampa has shown, we are not afraid to look beyond North America. We will consider any investment that would improve the value of the Company. We truly have become a global manufacturer of consumer products.”

Outlook

The Company is maintaining its fiscal 2003 guidance of earnings per share between US$2.45 and US$2.56.

Dorel is currently in the midst of the second quarter, one that is traditionally the weakest of the year. “This will be the case again this year and it is being further affected as we have not yet seen the needed turn in the retail sector in North America.  Nonetheless we remain comfortable that Dorel’s combined businesses will deliver another record year. Several new, exciting juvenile products will be on retailers’ shelves in the third quarter and will provide added impetus to fuel our growth. Our strength in Europe further underpins this confidence,” concluded Martin Schwartz.

Review of Financial Results

Sales in 2002 increased over 8% to US$992 million while net income rose over 31% to reach US$61.6 million or US$2.00 per share, at the high end of the guidance issued earlier in 2002.

Sales for the first quarter ended March 31, 2003 were up 8.6% to US$277 million, compared to the US$255 million posted a year ago. Earnings rose significantly, increasing 22.4% to US$19.2 million or US$0.60 per share, compared to US$15.7 million or US$0.55 per share for the first quarter of 2002.

PROFILE

Dorel Industries Inc. is a global manufacturer of consumer products. It specializes in two market segments: juvenile products and home furnishings. Dorel’s extensive product offering includes juvenile products such as infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play-yards and juvenile accessories; home furnishings such as a wide variety of Ready-to-Assemble (RTA) furniture for home and office use as well as metal folding furniture, futons, step stools, ladders and other imported furniture items.

Dorel employs approximately 4,500 people in fourteen countries. Major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; and Canton, Massachusetts. The Company’s major divisions in the United States include Ameriwood Industries and the Dorel Juvenile Group (DJG USA), which incorporates the Cosco and Safety 1st brand names. In Canada, Dorel operates Ridgewood Industries and Dorel Home Products. European operations are carried out through the Dorel Juvenile Group (DJG Europe) located in Holland and the Ampa Group which has major facilities in France, Italy and Portugal. Brand names marketed in Europe are Maxi-Cosi, Bébé Confort, Quinny, Safety 1st, Babidéal, MonBébé and Baby Relax. Dorel’s imported furniture business is carried out through Dorel Asia.

Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.